UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33013

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

c/o OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, OceanFirst Financial Corp., as successor by merger to Flushing Financial Corporation, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 11, 2026	OCEANFIRST FINANCIAL CORP., as successor by merger to FLUSHING FINANCIAL CORPORATION

	By:	/s/ Steven J. Tsimbinos
		Name:	Steven J. Tsimbinos
		Title:	SEVP & General Counsel and Corporate Secretary